Exhibit 99.1

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

Independent Auditor’s Report

To the Shareholders of Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2015 and August 31, 2014, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2015 and August 31, 2014, and its financial performance and its cash flows for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/D&H Group LLP
Vancouver, B.C.
November 26, 2015	Chartered Professional Accountants

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Notes	August 31, 2015 $	August 31, 2014 $

ASSETS
Current assets
Cash		2,607,710	6,136,271
Amounts receivable		7,980	4,582
GST/VAT receivables		37,318	117,813
Prepaids		94,335	76,294
Total current assets		2,747,343	6,334,960
Non-current assets
Investments	4	34,890	39,018
Property, plant and equipment	5	50,685	103,075
Exploration and evaluation assets	6	12,476,018	10,866,653
Bond deposit		31,869	31,865
Total non-current assets		12,593,462	11,040,611
TOTAL ASSETS		15,340,805	17,375,571

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		269,040	931,838
TOTAL LIABILITIES		269,040	931,838
SHAREHOLDERS’ EQUITY
Share capital	7	25,910,384	25,910,384
Share-based payments reserve		9,174,090	9,122,790
Deficit		(19,895,172)	(18,476,032)
Accumulated other comprehensive loss		(117,537)	(113,409)
TOTAL SHAREHOLDERS’ EQUITY		15,071,765	16,443,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,340,805	17,375,571

Event after the Reporting Period - See Note 13

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 26, 2015 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year Ended August 31
	Notes	2015 $	2014 $	2013 $

Expenses
Accounting and administration	8(b)(ii)	111,433	124,990	126,793
Audit		40,884	51,072	41,947
Corporate development		36,673	149,280	109,449
Depreciation	5	42,249	54,635	56,229
General exploration		15,507	82,650	165,846
Insurance		97,596	100,765	110,807
Investor relations		-	-	10,500
Legal		177,006	246,118	296,790
Management fees	8(a)	180,000	163,500	162,000
Office		47,873	91,905	101,981
Professional fees	8	383,124	475,484	583,023
Regulatory fees		70,941	71,001	69,403
Rent	8(b)(ii)	35,815	47,048	59,414
Salaries and benefits		43,987	304,999	290,616
Shareholder costs		21,688	26,158	35,056
Share-based compensation	7(e),8(a)	51,300	225,200	654,705
Transfer agent		32,120	36,752	24,452
Travel		88,955	180,525	194,759
		1,477,151	2,432,082	3,093,770
Loss before other items		(1,477,151)	(2,432,082)	(3,093,770)

Other items
Gain (loss) on sale of property, plant and equipment		11,041	(9,345)	1,921
Impairment of exploration and evaluation assets	6	(7,154)	(46,636)	(498,114)
Interest and other income		44,679	105,160	95,935
Foreign exchange		9,445	(59,105)	12,786
		58,011	(9,926)	(387,472)
Net loss for the year		(1,419,140)	(2,442,008)	(3,481,242)
Other comprehensive loss		(4,128)	(2,390)	(56,057)
Comprehensive loss for the year		(1,423,268)	(2,444,398)	(3,537,299)

Basic and diluted loss per common share		(0.02)	(0.04)	(0.06)

Weighted average number of common shares outstanding		66,141,922	63,611,873	60,635,585

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Year Ended August 31, 2015
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733
Share-based compensation on share options	-	-	51,300	-	-	51,300
Unrealized loss on investments	-	-	-	-	(4,128)	(4,128)
Net loss for the year	-	-	-	(1,419,140)	-	(1,419,140)
Balance at August 31, 2015	66,141,922	25,910,384	9,174,090	(19,895,172)	(117,537)	15,071,765

	Year Ended August 31, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Cash - private placement	4,919,940	5,411,934	-	-	-	5,411,934
Cash - exercise of share options	285,000	351,000	-	-	-	351,000
Exploration and evaluation assets	86,000	104,420	-	-	-	104,420
Share issue costs	-	(643,672)	-	-	-	(643,672)
Share-based compensation on share options	-	-	225,200	-	-	225,200
Share-based compensation on finder’s option	-	-	218,316	-	-	218,316
Share-based compensation on finders’ warrants			10,072	-	-	10,072
Transfer on exercise of share options		386,900	(386,900)	-	-	-
Unrealized loss on investments	-	-	-	-	(2,390)	(2,390)
Net loss for the year	-	-	-	(2,442,008)	-	(2,442,008)
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733

	Year Ended August 31, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at August 31, 2012	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500				25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investments	-	-	-	-	(56,057)	(56,057)
Net loss for the year	-	-	-	(3,481,242)	-	(3,481,242)
Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended August 31
	2015 $	2014 $	2013 $

Operating activities
Net loss for the year	(1,419,140)	(2,442,008)	(3,481,242)
Adjustments for:
Depreciation	42,249	54,635	56,229
Share-based compensation	51,300	225,200	654,705
Loss (gain) on sale of property, plant and equipment	(11,041)	9,345	(1,921)
Impairment of exploration and evaluation assets	7,154	46,636	498,114
Changes in non-cash working capital items:
Amounts receivable	(3,398)	8,862	31,137
GST/VAT receivables	80,495	(61,573)	102,031
Prepaids	(18,041)	(6,992)	627
Accounts payable and accrued liabilities	100,129	(337,035)	228,066
Net cash used in operating activities	(1,170,293)	(2,502,930)	(1,912,254)

Investing activities
Proceeds from sale of property, plant and equipment	21,182	14,985	25,545
Additions to exploration and evaluation assets	(2,379,446)	(2,301,549)	(2,562,939)
Additions to property, plant and equipment	-	(6,555)	-
Increase in bond deposits	(4)	(219)	(28,150)
Increase in investments	-	(16,603)	-
Net cash used in investing activities	(2,358,268)	(2,309,941)	(2,565,544)

Financing activities
Issuance of common shares	-	5,762,934	301,250
Share issue costs	-	(415,284)	-

Net cash provided by financing activities	-	5,347,650	301,250
Net change in cash	(3,528,561)	534,779	(4,176,548)
Cash at beginning of year	6,136,271	5,601,492	9,778,040
Cash at end of year	2,607,710	6,136,271	5,601,492

Supplemental cash flow information - see Note 12

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at August 31, 2015 the Company has not earned any production revenue, nor found proven reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  Exploration and evaluation assets represent costs incurred to date, less amounts depreciated and/or written off, and do not necessarily represent present or future values.

As at August 31, 2015 the Company had working capital of $2,478,303.  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are primarily funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned work programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that work programs may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Details of the Group

In addition to the Company, the consolidated financial statements include all subsidiaries.  Subsidiaries are all corporations over which the Company is able, directly or indirectly, to control financial and operating policies, which is the authority usually connected with holding majority voting rights.  Subsidiaries are fully consolidated from the date on which control is acquired by the Company.  Inter-company transactions and balances are eliminated upon consolidation.  They are de-consolidated from the date that control by the Company ceases.

The Company has one wholly-owned Swedish subsidiary, Tasman Metals AB.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies

Critical Judgments and Sources of Estimation Uncertainty

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary company, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of certain exploration and evaluation assets and as a result an impairment test was performed. See also Note 6.

(iv)
Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on certain exploration and evaluation assets and, in fiscal 2015, an impairment charge of $7,154 (2014 - $46,636;  2013 - $498,114) was made.  See also Note 6.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2015 and 2014 the Company did not have any cash equivalents.

Amounts Receivable

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.  Receivables are classified as loans and receivables.  A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers.  Payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).  If not, they are presented as non-current liabilities.

Payables are classified as other financial liabilities initially at fair value and subsequently measured at amortized cost using the effective interest method.

Exploration and Evaluation Assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company’s title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company will acquire or dispose of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as exploration and evaluation assets costs or recoveries when the payments are made or received.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property, plant and equipment are depreciated annually on a straight-line basis over the estimated useful life of the assets at a rate of 20%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Impairment of Assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Decommissioning Provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral interest by or on behalf of the Company.  Costs for restoration of site damage which is created on an ongoing basis during exploration and evaluation are provided for at their net present values and charged against profits in the period such exploration and evaluation occurs.

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2015 and 2014 the Company does not have any decommissioning obligations.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  Cash is classified as FVTPL.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost.  Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

Transaction costs associated with FVTPL are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2015 and 2014 the Company has not classified any financial liabilities as FVTPL.

Share Capital

Common shares issued by the Company are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties.  These equity financing transactions may involve issuance of common shares or units.  Units typically comprise a certain number of common shares and share purchase warrants.  Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction.  The Company adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units.  The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date.  The balance, if any, is allocated to the attached share purchase warrants.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Share-Based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of share options granted is recognized as a share-based compensation expense with a corresponding increase in the equity settled share-based payments reserve in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Current and Deferred Income Taxes

The tax expense comprises current and deferred income tax.  Tax is recognized separately in the statement of comprehensive loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity.  In this case the income tax is also recognized in other comprehensive loss or directly in equity, respectively.

Current Tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax relating to items recognized directly in equity or other comprehensive income (“OCI”) is recognized in equity or OCI and not in the statement of comprehensive loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share.

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of the Company’s subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary’s functional currency.  Each subsidiary’s functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

Exchange rates published by the Bank of Canada were used to translate subsidiary financial statements into the consolidated financial statements.  Income and expenses for each statement of comprehensive loss presented are translated using the rates prevailing on the transaction dates.  All resulting foreign exchange differences are recognized in comprehensive loss.

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss.

Accounting Standards and Interpretations Issued but Not Yet Adopted

As at the date of these financial statements, the following standards have not been applied in these financial statements:

(i)
IFRS 9 Financial Instruments; tentatively effective for annual periods beginning on or after January 1, 2018.  IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value.  IFRS 9 prohibits reclassifications except in rare circumstances when the entity's business model changes.  The new standard removes the requirement to separate embedded derivatives from financial asset hosts.  It requires a hybrid contract to be classified in its entirety at either amortized cost or fair value.

(ii)
IFRS 15 Revenue from Contracts with Customers; is effective for annual periods beginning on or after January 1, 2018.  IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures.  The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations.  The new standard will apply to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts.

Management is currently assessing the impact of these new standards on the Company's accounting policies and financial statement presentation.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

4.	Investments

	August 31, 2015
	Number of Shares	Cost $	Accumulated Compre- hensive (Loss) Gain $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(123,422)	12,402
Thomson Resources Ltd. (“Thomson”)	600,000	16,603	5,885	22,488
		152,427	(117,537)	34,890

	August 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(108,977)	26,847
Thomson	600,000	16,603	(4,432)	12,171
		152,427	(113,409)	39,018

The carrying values of the investments were determined using quoted market values.

5.	Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $

Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Additions	-	-	6,555	-	6,555
Disposals	-	-	-	(44,168)	(44,168)
Balance at August 31, 2014	18,032	19,767	104,636	90,307	232,742
Disposals	-	-	-	(44,347)	(44,347)
Balance at August 31, 2015	18,032	19,767	104,636	45,960	188,395

Accumulated Depreciation:

Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Depreciation	(3,500)	(3,833)	(20,888)	(26,414)	(54,635)
Disposals	-	-	-	19,838	19,838
Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Depreciation	(3,519)	(3,854)	(21,480)	(13,396)	(42,249)
Disposals	-	-	-	34,206	34,206
Balance at August 31, 2015	(15,561)	(14,730)	(76,455)	(30,964)	(137,710)

Carrying Value:

Balance at August 31, 2014	5,990	8,891	49,661	38,533	103,075
Balance at August 31, 2015	2,471	5,037	28,181	14,996	50,685

During fiscal 2015 the Company sold a vehicle for $21,182 realizing a gain of $11,041.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets

	August 31, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	103,260	11,372,780	11,476,040
Olserum	182,058	581,111	763,169
Other Properties	168,281	68,528	236,809
	453,599	12,022,419	12,476,018

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	159,317	573,352	732,669
Other Properties	112,853	39,051	151,904
	364,967	10,501,686	10,866,653

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2013	7,202,949	633,900	44,230	2,860	7,883,939
Exploration costs
Consulting	579,055	72,570	-	33,436	685,061
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,575	3,723	-	4,192	102,490
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Recovery	(69,808)	-	-	-	(69,808)
Salaries	43,853	-	-	-	43,853
Surface rights	76,364	-	-	-	76,364
Technical report	1,364,575	-	-	-	1,364,575
Travel	22,215	2,896	-	76	25,187
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	732,669	-	151,904	10,866,653
Exploration costs
Consulting	381,013	5,326	-	6,148	392,487
Drilling	107,857	-	-	-	107,857
Exploration site	1,641	-	-	200	1,841
Geochemical	35,346	-	-	2,955	38,301
Geological	72,494	-	-	-	72,494
Maps	-	1,158	-	2,673	3,831
Recovery	(52,670)	-	-	-	(52,670)
Salaries	44,255	1,903	-	17,501	63,659
Surface rights	106,278	-	-	-	106,278
Technical report	784,944	-	-	-	784,944
Travel	2,339	-	-	-	2,339
	1,483,497	8,387	-	29,477	1,521,361
Acquisition costs
Mining rights	10,463	29,267	-	9,899	49,629
Acquisiton	-	-	-	45,529	45,529
	10,463	29,267	-	55,428	95,158
Impairment	-	(7,154)	-	-	(7,154)
Balance at August 31, 2015	11,476,040	763,169	-	236,809	12,476,018

(a)	Rare Earth Element Properties

(i)	Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

(ii)	Olserum

During fiscal 2012 the Company acquired a 100% interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.

During fiscal 2012 the Company staked five claims surrounding the Olserum property.  During fiscal 2015 the Company relinquished two of the claims and recorded an impairment charge of $7,154 to exploration and evaluation assets.

(iii)	Other

During fiscal 2014 the Company relinquished certain other exploration claims and recorded an impairment charge of $44,230 (2013 - $498,114) to exploration and evaluation assets.

As at August 31, 2015 the Company has 8 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Kingsmen Resources Ltd. (“Kingsmen”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Kingsmen has two common directors.

During fiscal 2015 the Company staked one further claim.

(ii)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Laukujarvi exploration claims (the “Iron Ore Claims”) in Sweden.  Hannans could earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  On June 10, 2015 the Company was notified by Hannans of its termination of the option agreement.

During fiscal 2015 the Sautusvaara claim expired and the remaining three claims will not be renewed upon their expiries in fiscal 2018.  There were no costs attributable to the Iron Ore Claims as at August 31, 2015 or 2014.

(iii)	Other

During fiscal 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $2,406 to exploration and evaluation assets.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

During fiscal 2015 the Company completed the purchase of 100% interests in two chromite projects (Akanvaara and Koitelainen), comprising of 54 exploration claims and claim applications located in north-eastern Finland.  The Company paid $45,529 to the vendor, Kipu Metals Corp. (“Kipu”), a private corporation of which the President of the Company and a director of the Company are also directors and shareholders of Kipu.

7.	Share Capital

(a)	Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Equity Financings

(i)	No equity financings were conducted by the Company during fiscal 2015.

(ii)	During fiscal 2014 the Company completed a private placement in two tranches as follows:

•
In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.  The Company paid a finders’ fee of $168,735 cash and issued finders’ warrants which entitles the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $10,072.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.  The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

•
In March 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder’s fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $93,516.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $166,540 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 6(a)(i) and 6(b)(i).

(iii)	No equity financings were conducted by the Company during fiscal 2013.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

(c)	Compensation Options

A summary of the Company’s compensation options at August 31, 2015, 2014 and 2013 and the changes for the years ended on those dates is presented below:

	2015		2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning of year	295,907	1.10	-	-	-	-
Issued on private placement	-	-	295,907	1.10	-	-
Balance, end of year	295,907	1.10	295,907	1.10	-	-

The following table summarizes information about the compensation options outstanding and exercisable at August 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date

192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017
295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2015, 2014 and 2013, and the changes for the years ended on those dates is as follows:

	2015		2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning of year	4,935,435	1.50	2,090,667	1.85	2,177,607	1.85
Issued on private placement	-	-	4,935,435	1.50	-	-
Expired	-	-	(2,090,667)	1.85	(86,940)	1.85
Balance, end of year	4,935,435	1.50	4,935,435	1.50	2,090,667	1.85

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at August 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date

3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

(e)	Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During fiscal 2015 the Company granted 135,000 (2014 - 360,000;  2013 - 230,000) share options and recorded compensation expense of $51,300 (2014 - $225,200;  2013 - $154,000).  In addition, during fiscal 2013 the Company recorded $9,475 compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during fiscal 2015, 2014 and 2013 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2015	2014	2013

Risk-free interest rate	1.22%	1.26% - 1.46%	1.09% - 1.26%
Estimated volatility	82%	87% - 96%	86% - 130%
Expected life	3 years	3 years	2 years - 3 years
Expected dividend yield	0%	0%	0%
Estimated forfeiture rate	0%	0%	0%

The weighted average fair value of all share options granted and/or vested during fiscal 2015 was $0.38 (2014 - $0.63;  2013 - $0.56) per option.

During fiscal 2013 the Company re-priced 1,706,500 share options previously granted, from original exercise prices ranging from $2.13 to $4.22 per share, to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate of 1.09% - 1.22%;  estimated volatility of 91% - 103%;  expected life of 1.25 years to 2.46 years;  expected dividend yield of 0%;  and estimated forfeiture rate of 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at August 31, 2015, 2014 and 2013 and the changes for the years ended on those dates is presented below:

	2015		2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning of year	2,535,000	1.92	3,781,500	2.01	5,181,500	2.09
Granted	135,000	0.60	360,000	0.96	230,000	0.96
Exercised	-	-	(285,000)	1.23	(1,250,000)	0.24
Expired	(2,145,000)	2.07	(1,321,500)	2.07	(380,000)	2.32
Balance, end of year	525,000	0.97	2,535,000	1.92	3,781,500	2.01

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

The following table summarizes information about the share options outstanding and exercisable at August 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date

50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
525,000

See also Note 13.

(f)	Escrow Shares

As at August 31, 2015, 30,575 (2014 - 91,745;  2013 - nil) common shares are held in escrow.

8.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2015, 2014 and 2013 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, former Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2015 $	2014 $	2013 $

Management fees	180,000	163,500	162,000
Professional fees	83,500	131,500	156,000
Share-based compensation	-	-	51,250
	263,500	295,000	369,250

As at August 31, 2015, $36,000 (2014 - $32,000;  2013 - $18,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President which provides that, in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on August 31, 2015 the amount payable under the agreement would be $360,000.

See also Notes 6(b)(i) & (iii) and 7(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

8.	Related Party Disclosures

(b)	Transactions with Other Related Parties

During fiscal 2015 the Company:

(i)
incurred a total of $120,000 (2014 - $123,000;  2013 - $126,000) for professional services provided by the non-management directors of the Company.  As at August 31, 2015, $29,500 (2014 - $20,000;  2013 - $32,500) remained unpaid and has been included in accounts payable and accrued liabilities;

(ii)
incurred a total of $52,570 (2014 - $58,300;  2013 - $48,650) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $4,020 (2014 - $4,020;  2013 $4,475) for rent.  As at August 31, 2015, $3,335 (2014 - $3,335;  2013 - $4,085) remained unpaid and has been included in accounts payable and accrued liabilities;

(iii)
incurred $25,590 (2014 - $23,251;  2013 - $25,100) for shared administration costs with public companies with common directors and officers.  As at August 31, 2015, $1,410 (2014 - $363;  2013 - $2,640) of the amount remained unpaid and has been included in accounts payable and accrued liabilities;  and

(iv)
recorded a recovery of $21,892 (2014 - $36,844;  2013 - $96,625) for shared office personnel and costs from public companies with common directors and officers.  As at August 31, 2015, $nil (2014 - $nil;  2013 - $9,821) of the amount remained outstanding and has been included in amounts receivable.

See also Notes 6(b)(iii) and 7(b)(ii).

9.	Income Tax

Deferred income tax assets and liabilities of the Company as at August 31, 2015 and 2014 are as follows:

	2015 $	2014 $

Deferred income tax assets
Losses carried forward	3,441,700	3,054,300
Other	80,000	114,800
	3,521,700	3,169,100
Valuation allowance	(3,521,700)	(3,169,100)
Net deferred income tax asset	-	-

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

9.	Income Tax (continued)

The recovery of income taxes shown in the consolidated statements of comprehensive loss for fiscal 2015, 2014 and 2013 differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2015 $	2014 $	2013 $

Income tax rate reconciliation
Combined federal and provincial income tax rate	26.0%	26.0%	25.0%

Expected income tax recovery	369,000	634,900	870,300
Effect of income tax rate changes	-	75,400	(24,900)
Foreign income tax rate differences	(11,800)	(34,000)	16,100
Non-deductible share-based compensation	(13,300)	(58,500)	(163,700)
Other	33,500	45,400	23,600
Unrecognized benefit of income tax losses	(377,400)	(663,200)	(721,400)
Actual income tax (expense) recovery	-	-	-

As at August 31, 2015, the Company has non-capital losses of approximately $10,097,500 and accumulated pools of approximately $249,200 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2034.  The Company’s subsidiary in Sweden has losses for income tax purposes of approximately $3,406,800 (SEK 23,785,000) which may be carried forward indefinitely.

10.	Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	August 31, 2015
	Canada $	Scandinavia $	Total $

Current assets	2,582,072	165,271	2,747,343
Investments	34,890	-	34,890
Property, plant and equipment	-	50,685	50,685
Exploration and evaluation assets	-	12,476,018	12,476,018
Bond deposit	-	31,869	31,869
	2,616,962	12,723,843	15,340,805

	August 31, 2014
	Canada $	Scandinavia $	Total $

Current assets	5,945,775	389,185	6,334,960
Investments	39,018	-	39,018
Property, plant and equipment	-	103,075	103,075
Exploration and evaluation assets	-	10,866,653	10,866,653
Bond deposit	-	31,865	31,865
	5,984,793	11,390,778	17,375,571

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following categories:  FVTPL; held-to-maturity investments; loans and receivables; available-for-sale;  and other financial liabilities.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2015 $	August 31, 2014 $

Cash	FVTPL	2,607,710	6,136,271
Investments	Available-for-sale	34,890	39,018
Amounts receivable	Loans and receivables	7,980	4,582
Accounts payable and accrued liabilities	Other financial liabilities	(269,040)	(931,838)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at August 31, 2015
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $

Cash	2,607,710	-	-	-	2,607,710
Investments	-	-	34,890	-	34,890
Amounts receivable	7,980	-	-	-	7,980
Accounts payable and accrued liabilities	(269,040)	-	-	-	(269,040)

	Contractual Maturity Analysis at August 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $

Cash	6,136,271	-	-	-	6,136,271
Investments	-	-	39,018	-	39,018
Amounts receivable	4,582	-	-	-	4,582
Accounts payable and accrued liabilities	(931,838)	-	-	-	(931,838)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At August 31, 2015, 1 Canadian Dollar was equal to 6.41 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent

Cash	594,220	92,702
Amounts receivable	21,045	3,283
VAT receivable	184,967	28,856
Accounts payable and accrued liabilities	(898,766)	(140,213)
	(98,534)	(15,372)

Based on the net exposures as of August 31, 2015 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $1,500 higher (or lower).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12.	Supplemental Cash Flow Information

Non-cash activities were conducted by the Company as follows:

	2015 $	2014 $	2013 $

Operating activity
(Decrease) increase in accounts payable and accrued liabilities	(762,927)	734,818	111,437
Financing activities
Issuance of common shares	-	104,420	190,000
Share issue costs	-	(228,388)	-
Share-based payments reserve	-	228,388	(164,500)
	-	104,420	25,500
Investing activities
Additions to exploration and evaluation assets	762,927	(839,238)	(136,937)

13.	Event after the Reporting Period

Subsequent to August 31, 2015 share options to purchase 50,000 common shares and 25,000 common shares at exercise prices of $1.40 and $1.44 per share, respectively, expired without exercise.